Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at August 6, 2014 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three and six months ended June 30, 2014 and 2013.  The unaudited interim condensed consolidated statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2013 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain detailed descriptions and maps of the Company’s producing and advanced royalty and stream assets.  For additional information, the Company’s website can be found at www.franco-nevada.com.

Table of Contents

Overview	3

Strategy	3

Highlights	3

Guidance	5

Selected Financial Information	7

Overview of Financial Performance — Q2 2014 to Q2 2013	8

Quarterly Financial Information	17

Overview of Financial Performance — Six Months 2014 to Six Months 2013	18

Non-IFRS Financial Measures	25

Financial Position, Liquidity and Capital Resources	28

Capital Resources	30

Critical Accounting Estimates	31

Outstanding Share Data	31

Risk Factors	32

Internal Control Over Financial Reporting and Disclosure Controls and Procedures	32

Cautionary Statement on Forward Looking Information	34

Overview

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenues and number of gold assets. We do not operate mines, develop properties or conduct exploration. We own and continue to grow a large, diversified portfolio of royalties, streams and other assets that generate free cash-flow which is used to expand the portfolio and pay dividends.  The Company’s shares trade under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada provides yield and more upside than a gold ETF with less risk than an operating gold company. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has a robust balance sheet with assets generating high margins from projects in stable jurisdictions. As at June 30, 2014, Franco-Nevada had $815.8 million in working capital, and currently has an undrawn $500.0 million credit facility from which to fund current commitments and future acquisitions.

Strategy

Franco-Nevada’s management aims to build a high quality, manageable business that provides its shareholders with superior long-term returns by:

•                  Growing a diversified royalty and stream portfolio of cash-flowing assets. Franco-Nevada currently has 47 mineral and 137 oil & gas interests generating revenue;

•                  Paying dividends, with Franco-Nevada having increased its dividend for 7 consecutive years; and

•                  Maintaining a low cost structure with margins in excess of 80%.

Highlights

Financial — 3 months

•                  Revenue of $107.7 million (2013 - $93.3 million), an increase of 15.4% despite a 8.8% lower average gold price;

•                  64,734 Gold Equivalent Ounces1  earned (2013 — 56,085 1,2), an increase of 15.4% over Q2 2013;

•                  Net income of $36.9 million, or $0.25 per share (2013 — $21.6 million or $0.15 per share);

•                  Adjusted Net Income3 of $36.0 million, or $0.24 per share (2013 - $31.9 million or $0.22 per share);

•                  Adjusted EBITDA3 of $87.2 million, or $0.59 per share (2013 - $75.2 million or $0.51 per share); and

•                  Robust Margin3 of 81.0% (2013 — 80.6%).

1 Gold Equivalent Ounces (“GEOs”) include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 12 and 20 of this MD&A.

2 For Q2 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in an increase of 2,793 GEOs previously reported. For the six months ended June 30, 2013, the amendment resulted in an increase of 3,398 GEOs previously reported.

3 Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 25-28 of this MD&A.

Financial — 6 months

•                  Revenue of $211.8 million (2013 - $202.1 million), an increase of 4.8% despite a 15.2% lower average gold price;

•                  130,570 GEOs1 earned (2013 — 114,9781 2), an increase of 13.6% over 2013;

•                  Net income of $72.3 million, or $0.49 per share (2013 — $57.0 million or $0.39 per share);

•                  Adjusted Net Income3 of $70.3 million, or $0.48 per share (2013 - $72.5 million or $0.49 per share);

•                  Adjusted EBITDA3 of $172.0 million, or $1.17 per share (2013 - $164.3 million or $1.12 per share); and

•                  Robust Margin3 of 81.2% (2013 — 81.3%).

Portfolio

Palmarejo Gold Stream

On June 23, 2014, Franco-Nevada entered into a letter of intent with Coeur Mining Inc. (“Coeur”) to terminate the existing gold stream agreement over the Palmarejo project following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. The Company has received 293,927 ounces in aggregate under the existing gold stream as at June 30, 2014. It is expected that the minimum obligation will be satisfied in late 2016. In addition, Franco-Nevada has entered into a letter of intent for a new 50% gold stream with Coeur on the Palmarejo project following the termination of the existing agreement which provides for an upfront $22.0 million deposit to be used to partially fund the development of the Guadalupe underground mine. Ongoing payments will be $800 per ounce for each ounce delivered under the new gold stream agreement. The transactions are expected to close in the third quarter of 2014.  As a result of the proposed restructuring, management updated the units-of-production estimate for Palmarejo in the second quarter which resulted in an increase of $3.2 million in depletion expense. Franco-Nevada estimates that depletion expense related to Palmarejo will increase by $5.3 million for the remainder of 2014 and $10.5 million for 2015.

AngloGold Ashanti Portfolio

On June 9, 2014, Franco-Nevada acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

Cerro Moro

On April 23, 2014, Franco-Nevada acquired an existing 2% net smelter return (“NSR”) royalty on Yamana Gold Inc.’s Cerro Moro project located in Argentina for $19.6 million.

Fire Creek/Midas

On February 11, 2014, Franco-Nevada signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR royalty on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending by December 2018, following which the royalty will become payable on gold produced from the Fire Creek and Midas properties.

Sabodala Gold Stream

On January 15, 2014, Franco-Nevada acquired a 6% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, Franco-Nevada funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which Franco-Nevada will purchase 6% of the gold produced from Sabodala. Franco-Nevada will pay 20% of the market price of gold for each ounce delivered under the agreement.

Credit Facility

On March 19, 2014, Franco-Nevada’s existing credit facility was extended to March 19, 2019. The facility is currently undrawn and Franco-Nevada remains debt free.

Guidance

The following contains forward looking statements about our guidance for the remainder of 2014. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Franco-Nevada realized 64,734 GEOs from its mineral assets and $23.7 million in revenue from its oil & gas assets for the second quarter of 2014.  For the first half of 2014, Franco-Nevada realized 130,570 GEOs and $42.4 million in revenue from its oil & gas assets. Franco-Nevada continues to expect to receive between 245,000 to 265,000 GEOs from its mineral assets and is now expected to earn $70.0 to $80.0 million in revenue from its oil & gas assets for fiscal 2014. Of the 245,000 to 265,000 GEOs, Franco-Nevada expects to receive 125,000 to 135,000 GEOs under its various stream agreements.

GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue by the average gold price for the period. For the updated guidance, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $1,400/oz Pt and $725/oz Pd.  For the remainder of 2014, the WTI oil price is assumed to average $95 per barrel with similar discounts for Canadian oil than experienced in 2013.  2014 guidance assumes the continued steady state of operations from our assets and is also based on the assumptions set out below.

In addition, we continue to expect to fund approximately $200.0 million later in 2014 in connection with our precious metals stream agreement on Cobre Panama.

More specifically, we expect the following with respect to key producing assets for the remainder of 2014:

•                                          Gold — U.S.:  Overall GEOs from U.S. gold assets are expected to be slightly higher in 2014. Goldstrike royalty ounces for 2014 are expected to be lower in the second half of 2014 compared to the first half due to timing of production. For Gold Quarry, we expect 11,250 royalty ounces in 2014 as payments will be based on the minimum royalty provision. In addition, the Fire Creek/Midas asset is expected to contribute in the second half of 2014.

•                                          Gold — Canada:  GEOs earned from Canadian assets in 2014 are expected to be in line with 2013 levels. We expect higher GEOs from Detour Lake in the second half of 2014 compared to the first half as ramp-up activities continue. In addition, GEOs from Musselwhite are expected to be higher in the second half of the year. GEOs from the Sudbury assets and Golden Highway are expected to be lower in the second half of the year due to lower production levels. At Hemlo, GEOs are expected to be lower in the second half of 2014 as Franco-Nevada benefitted from certain audit adjustments on the NPI in the second quarter of 2014.

•                                          Gold — Australia:  We expect Australian GEOs to be higher in 2014 than 2013 with the majority of the GEOs being earned from the Duketon operations.

•                                          Gold — Rest of World:  Rest of World gold assets are expected to generate higher GEOs in 2014 than 2013. Our Palmarejo and Sabodala gold streams are expected to contribute 25,000 GEOs and 11,250 GEOS, respectively, for the remainder of 2014. Tasiast is expected to be in-line with the first half of 2014 and lower GEOs are expected from Subika and MWS, due to waste stripping activities and lower production.

•                                          PGM:  Sudbury stream ounces for the remainder of 2014 are expected to be in-line with the first half of 2014 and Stillwater is expected to generate fewer GEOs in the last six months of 2014.

•                                          Other minerals:  GEOs from other minerals are expected to be higher in 2014 than 2013 with Peculiar Knob, an iron-ore project in South Australia, and Osborne, a recent addition to the portfolio, being significant contributors.

•                                          Oil & Gas: For 2014, oil & gas revenues are projected to be $70.0 million to $80.0 million with slightly lower volumes and higher price discounts offset by capital spending.

Selected Financial Information

(Expressed in millions, except GEOs and per share amounts)	For the three months ended June 30, 2014	For the three months ended June 30, 2013	For the six months ended June 30, 2014	For the six months ended June 30, 2013
Statement of Income and Comprehensive Income (Loss)
Revenue	$107.7	$93.3	$211.8	$202.1
Operating costs	60.1	50.8	115.5	106.3
Operating income	47.6	42.5	96.3	95.8
Net income	36.9	21.6	72.3	57.0
Basic earnings per share	$0.25	$0.15	$0.49	$0.39
Diluted earnings per share	$0.25	$0.15	$0.49	$0.39
Dividends declared per share	$0.20	$0.18	$0.20	$0.36
Non-IFRS Measures
GEOs1 2	64,734	56,085	130,570	114,978
Adjusted EBITDA[3]	87.2	75.2	172.0	164.3
Adjusted EBITDA[3] per share	$0.59	$0.51	$1.17	$1.12
Margin[3]	81.0%	80.6%	81.2%	81.3%
Adjusted Net Income[3]	36.0	31.9	70.3	72.5
Adjusted Net Income[3] per share	$0.24	$0.22	$0.48	$0.49
Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	80.8	66.2	158.0	143.5
Net cash (used in)/provided by investing activities	(3.5)	1.8	(138.1)	40.9
Net cash used in financing activities	(21.1)	(23.9)	(43.4)	(49.8)

	As at June 30, 2014	As at December 31, 2013
Statement of Financial Position
Cash and cash equivalents	$702.1	$770.0
Short-term investments	13.9	18.0
Total assets	3,095.2	3,044.9
Deferred income tax liabilities	39.0	30.0
Total shareholders’ equity	3,034.9	2,963.8

Working capital	815.8	861.2
Debt	Nil	Nil

(1)       For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 12 and 20 of this MD&A.

(2)       For Q2 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in an increase of 2,793 GEOs previously reported. For the six months ended June 30, 2013, the amendment resulted in an increase of 3,398 GEOs previously reported.

(3)       Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 25-28 of this MD&A.

Overview of Financial Performance — Q2 2014 to Q2 2013

Revenue and GEOs

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other. For definitions of the various types of agreements, please refer to our Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

The market prices of gold, PGM, oil and natural gas are the primary drivers of our profitability and our ability to generate operating cash flow for shareholders.

The following table outlines Franco-Nevada’s revenue for the three months ended June 30, 2014 and 2013, by commodity, geographical location and type of interest and highlights the diversification of the portfolio:

	Revenue
For the three months ended June 30,	2014		2013
(expressed in millions)	$	%	$	%
Commodity
Gold	$65.9	61%	$62.7	67%
PGM	14.3	13%	9.6	10%
Other Minerals	3.8	4%	2.8	3%
Oil & Gas	23.7	22%	18.2	20%
	$107.7	100%	93.3	100%

Geography
Canada	$44.8	42%	30.1	33%
United States	17.2	16%	19.7	21%
Mexico	18.4	17%	20.6	22%
Australia	5.9	5%	4.9	5%
Rest of World	21.4	20%	18.0	19%
	$107.7	100%	93.3	100%

Type
Revenue-based	$39.9	37%	45.0	48%
Streams	42.9	40%	36.0	38%
Profit-based	17.1	16%	4.4	5%
Working interests and other	7.8	7%	7.9	9%
	$107.7	100%	93.3	100%

The following table outlines GEOs attributable to Franco-Nevada for the three months ended June 30, 2014 and 2013 by commodity (excluding oil & gas), geographical location and type of interest:

	Gold Equivalent Ounces [1]
	2014		2013 [2]
For the three months ended June 30,	#	%	#	%
Commodity
Gold	50,970	79%	44,764	80%
PGM	10,890	17%	9,329	17%
Other Minerals	2,874	4%	1,992	3%
	64,734	100%	56,085	100%
Geography
Canada	16,031	25%	11,335	20%
United States	13,340	20%	13,915	25%
Mexico	14,293	22%	14,572	26%
Australia	4,477	7%	3,447	6%
Rest of World	16,593	26%	12,816	23%
	64,734	100%	56,085	100%
Type
Revenue-based	26,616	41%	26,529	47%
Streams	32,998	51%	28,283	50%
Profit-based	3,266	5%	(367)	—
Other	1,854	3%	1,640	3%
	64,734	100%	56,085	100%

(1)       For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 12 of this MD&A.

(2)       For Q2 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in an increase of 2,793 GEOs previously reported.

Oil & gas revenues are not included in the reported GEO numbers.

GEOs were earned from the following asset classes:

	Gold Equivalent Ounces(1)(2)
	2014		2013
For the three months ended June 30,	#	%	#	%

Gold — United States	8,680	13%	9,945	18%
Gold — Canada	9,680	15%	5,721	10%
Gold — Australia	1,724	3%	1,711	3%
Gold — Rest of World	30,886	48%	27,387	49%
Gold — Total	50,970	79%	44,764	80%
PGM	10,890	17%	9,329	17%
Other minerals	2,874	4%	1,992	3%
	64,734	100%	56,085	100%

Our portfolio is well-diversified with revenue and GEOs being earned from approximately 47 different mineral interests in various jurisdictions.

GEO Reconciliation — Q2 2013 to Q2 2014

Revenue for the three and six months ended June 30, 2014 was $107.7 million (2013 - $93.3 million) and $211.8 million (2013 - $202.1 million), respectively, and was comprised of the following:

(expressed in millions)

		For the three months ended		For the six months ended
Property	Interest	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Gold - United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$5.2	$3.5	$14.1	$13.1
Gold Quarry	NSR 7.29%	3.3	5.8	7.8	12.4
Marigold	NSR 1.75-5%, GR 0.5-4%	0.9	2.0	2.4	5.2
Bald Mountain	NSR/GR 0.875-5%	1.3	1.0	2.0	2.0
Mesquite	NSR 0.5-2%	0.4	0.5	0.8	1.2
Other		0.1	1.1	0.6	1.3
Gold - Canada
Sudbury	Stream 50%	1.8	2.1	3.9	5.3
Golden Highway	NSR 2-15%	2.6	2.9	5.8	6.7
Detour Lake	NSR 2%	2.8	1.2	5.3	1.4
Musselwhite	NPI 5%	0.2	0.5	0.9	1.3
Hemlo	NSR 3%, NPI 50%	2.1	(1.2)	2.2	0.9
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	1.2	—	2.3	—
Timmins West	NSR 2.25%	1.3	0.7	2.2	1.4
Other		0.4	1.7	0.7	1.8
Gold - Australia
Duketon	NSR 2%	1.6	2.0	3.3	4.2
Henty	GR 1/10%, Ounce based	0.1	0.3	0.3	0.6
Other		0.6	0.1	0.8	0.6
Gold - Rest of World
Palmarejo	Stream 50%	17.9	19.7	35.2	41.3
MWS	Stream 25%	6.3	9.2	14.7	18.6
Sabodala	Stream 6%, Fixed to 2019	7.3	—	14.6	—
Subika	NSR 2%	3.0	3.7	5.1	6.8
Tasiast	NSR 2%	1.8	1.9	4.1	4.2
Edikan	NSR 1.5%	0.8	1.0	1.7	2.3
Cerro San Pedro	GR 1.95%	0.6	0.9	1.2	1.9
Cooke 4 (Ezulwini)	Stream 7%	1.1	0.7	1.8	1.6
Other		1.2	1.4	2.1	4.0
		$65.9	$62.7	$135.9	$140.1
PGM
Sudbury	Stream 50%	8.5	4.3	15.3	14.6
Stillwater	NSR 5%	5.8	5.3	11.2	10.5
		$14.3	$9.6	$26.5	$25.1
Other Minerals
Peculiar Knob	Production payment	2.1	1.9	4.2	2.7
Osborne	NSR 2%	0.8	—	1.3	—
Mt. Keith	NPI 0.25%, GR 0.375%	0.4	0.4	0.7	0.9
Other		0.5	0.5	0.8	1.2
		$3.8	$2.8	$7.0	$4.8
Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI	18.8	14.1	33.1	24.2
Midale	ORR 1.14%, WI 1.59%	1.0	1.0	1.8	1.9
Edson	ORR 15%	1.4	1.1	2.8	2.3
Other		2.5	2.0	4.7	3.7
		$23.7	$18.2	$42.4	$32.1

Revenue		$107.7	$93.3	$211.8	$202.1

Average Commodity Prices

Quarterly Averages		Q2 2014	Q2 2013	Variance
Precious Metals(1)
Gold	($/oz)	$1,289	$1,414	(8.8)%
Silver	($/oz)	19.62	23.21	(15.5)%
Platinum	($/oz)	1,447	1,465	(1.2)%
Palladium	($/oz)	815	713	14.3%
Exchange Rates(2)
CAD		0.9170	0.9772	(6.2)%

(1)       Based on London PM Fix

(2)       Based on Bank of Canada noon rates

Gold

Average gold prices continued to experience significant volatility during the second quarter of 2014, trading between $1,243/oz and $1,340/oz with an average price of $1,289/oz. The deterioration of the gold price is attributable to a number of factors, including concerns over reductions in monetary stimulus that has been provided by the U.S. Federal Reserve and other global central banks, changes in investor sentiment toward the macroeconomic environment and expected near term interest rate increases.

GEOs earned from gold assets increased by 13.9% to 50,970 GEOs from 44,764 GEOs in the second quarter of 2013. Overall gold revenue also increased by 5.1% to $65.9 million from $62.7 million for the second quarter of 2013 due to contributions from recent acquisitions (Sabodala and Kirkland Lake) and higher production. For the quarter, we earned 3,266 GEOs from our gold NPIs compared with no GEOs earned from gold NPIs in the same period in 2013.

U.S. assets produced 8,680 GEOs and generated $11.2 million in revenue, representing a decrease of 1,265 GEOs, or 12.8%, and a decrease in revenue of $2.7 million, or 19.4%, respectively, over 2013.  The largest decreases were attributable to Gold Quarry (1,516 GEOs and $2.5 million in revenue) due to a reduction in the minimum royalty provision when compared to 2013, Marigold (730 GEOs and $1.1 million in revenue) and other U.S. assets (70 GEOs and $0.1 million in revenue) due to lower production and the impact of a lower average gold price, and Hollister (728 GEOs and $1.0 million in revenue) due to the project being put on care and maintenance by the operator. These decreases were offset by higher GEOs from Goldstrike (1,507 GEOs and $1.7 million in revenue) and Bald Mountain (272 GEOs with $0.3 million in revenue), due to higher production levels.

Canadian assets produced 9,680 GEOs and generated $12.4 million in revenue in the quarter, an increase of 3,959 GEOs, or 69.2%, and $4.5 million, or 57.0%, in revenue. The increases were attributable to Hemlo (2,538 GEOs and $3.3 million in revenue), Detour Lake (1,275 GEOs and $1.6 million in revenue), Timmins West (471 GEOs and $0.6 million in revenue) and the recently acquired Kirkland Lake royalty (941 GEOs and $1.2 million in revenue). Higher production and an adjustment to the NPI at Hemlo, higher production at Timmins West and continued ramp-up activities at Detour Lake resulted in the higher GEOs and revenue which were partially offset by lower production at other assets (1,266 GEOs and $2.2 million in revenue).

Australian assets produced 1,724 GEOs and revenue was $2.3 million for the quarter which was in-line with the second quarter of 2013.

Rest of world gold assets produced 30,886 GEOs and generated $40.0 million in revenue in the quarter compared to 27,387 GEOs and $38.5 million in revenue in 2013. The 12.8% increase in GEOs was due to (i) the Sabodala stream, acquired in Q1 2014 (5,625 GEOs) (See Portfolio section above); and (ii) Cooke 4 (Ezulwini) and Tasiast due to higher production (414 GEOs). These increases were partially offset by lower production at MWS (1,739 GEOs), Subika (313 GEOs), Cerro San Pedro (217 GEOs) and other assets (271 GEOs).

PGM

The prices for platinum and palladium averaged $1,447/oz and $815/oz, respectively, representing a decrease of 1.2% for platinum and an increase of 14.3% for palladium compared with the average prices for the second quarter 2013. PGM price volatility remained high in the second quarter of 2014, similar to the volatility of gold prices.

PGM GEOs produced were 10,890 for the quarter compared to 9,329 GEOs in 2013, an increase of 16.7% with the associated revenue increasing by 49.0% to $14.3 million for the period, up from $9.6 million in 2013. The increase in GEOs is attributable to higher production from Stillwater and the Sudbury assets (736 GEOs and $4.2 million in revenue).

Other Minerals

GEOs and revenue generated from other minerals increased due to the start of production at the Peculiar Knob iron-ore project in Australia which generated $2.1 million in revenue for the quarter and the acquisition of the Osborne royalty in late 2013 which contributed $0.8 million to revenue.

Oil & Gas

Averages ($/bbl)	Q2 2014		Q2 2013		Variance
Alberta Light	C$	103.14	C$	93.11	10.8%
Quality Differential	C$	(5.88)	C$	(6.77)	(13.1)%
Realized oil price	C$	97.26	C$	86.34	12.6%

Oil & gas revenue was $23.7 million for the quarter (94% oil and 6% gas) compared with $18.2 million for the same period of 2013 (95% oil and 5% gas), an increase of 30.2%. The increase is due to higher average oil prices realized in the second quarter of 2014 and lower capital expenditures associated with the Weyburn NRI.

Revenue from the Weyburn Unit for the quarter increased by 33.3% to $18.8 million (2013 - $14.1 million) with $12.9 million earned from the NRI (2013 - $8.8 million), $4.8 million earned from the working interest (2013 - $4.5 million) and $1.1 million earned from the overriding royalties (2013 - $0.8 million). Actual realized price from the NRI was C$98.20/boe for the quarter, up 15.2% from the average price of C$85.25/boe for the second quarter of 2013.

Costs and Expenses

Costs and expenses for the quarter were $60.1 million compared to $50.8 million in 2013. The following table provides a list of the costs and expenses incurred for the three months ended June 30, 2014 and 2013.

	Three months ended June 30,
(expressed in millions)	2014	2013	Variance
Costs of sales	$15.2	$13.9	$1.3
Depletion and depreciation	39.6	28.2	11.4
Corporate administration	4.5	3.6	0.9
Business development	0.8	0.6	0.2
Subtotal	60.1	46.3	13.8
Impairment of investments	—	4.5	(4.5)
	$60.1	$50.8	$9.3

Costs of sales, which comprises the cost of GEOs purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $15.2 million for the second quarter of 2014 compared with $13.9 million for the second quarter of 2013. The increase of $1.3 million is attributable to higher cost of stream sales of $1.2 million and oil & gas production taxes and operating costs of $0.6 million. These increases were partially offset by lower net proceeds taxes of $0.5 million due to lower revenue being earned in jurisdictions with these tax regimes. For the quarter, Franco-Nevada received 32,998 GEOs under our stream agreements compared to 28,283 GEOs received in Q2 2013.

Depletion and depreciation totaled $39.6 million for the quarter compared to $28.2 million in 2013. The increase of $11.4 million is due in part to recent acquisitions, Sabodala ($3.5 million), Kirkland Lake ($0.7 million) and Osborne ($0.7 million), as well as higher depletion on the Sudbury assets ($2.3 million) and Goldstrike ($1.3 million), both due to higher production. In addition, depletion on Palmarejo was higher as the units-of-production calculation was adjusted to reflect the proposed restructuring ($3.2 million) partially offset by lower production ($0.3 million).

Corporate administration expenses increased to $4.5 million in the quarter, representing 4.2% of revenue, from $3.6 million in 2013. The increase is due to mark-to-market adjustment associated with Franco-Nevada’s Deferred Share Unit Plan and stock-based compensation expense.

Business development expenses were $0.8 million and $0.6 million for the three months ended June 30, 2014 and 2013, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange and other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held as investments and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other income for the quarter was $1.3 million compared to expenses of $9.3 million in 2013. The following table provides a list of the other income/expenses incurred for the three months ended June 30, 2014 and 2013.

	Three months ended June 30,
(expressed in millions)	2014	2013	Variance
Foreign exchange gain (loss)	$0.9	$(2.7)	$3.6
Mark-to-market gain (loss) on warrants	0.3	(5.1)	5.4
Gain (loss) on sale of gold	0.1	(1.5)	1.6
	$1.3	$(9.3)	$10.6

Foreign exchange gains and losses include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange and other income was $1.3 million in the quarter (2013 — expenses of $9.3 million) which was comprised of $0.9 million related to foreign exchange gains on intercompany debt securities (2013 — losses of $2.7 million), $0.3 million in mark-to-market gains related to warrants of small to mid-sized publicly-listed resource companies (2013 — losses of $5.1 million) and a $0.1 million gain on the sale of gold (2013 — loss of $1.5 million).

Finance Costs and Finance Income

Finance income was $1.1 million (2013 - $0.8 million) for the quarter which was earned on our cash equivalents and/or short-term investments.  The increase in finance income was due to higher cash balances invested in 2014 partially offset with a larger U.S. dollar balance, which earns a lower interest rate, when compared to 2013. Finance expenses were $0.4 million (2013 - $0.4 million) and consist of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were in line with 2013 and were comprised of standby fees of $0.3 million (2013 - $0.3 million) and amortization of issuance costs were $0.1 million (2013 - $0.1 million).

Income Taxes

Franco-Nevada had an income tax expense of $12.7 million (2013 — $12.0 million) for the quarter comprised of a current income tax expense of $8.7 million (2013 - $9.0 million) and a deferred income tax expense of $4.0 million (2013 — $3.0 million) related to our Canadian and Mexican entities. The Company’s effective tax rate decreased to 25.6%, from 35.7% in 2013, due to change in the makeup of income from higher tax jurisdictions to lower tax jurisdictions and the impact of the indexation of mineral properties in Mexico.

Net Income

Net income for the quarter was $36.9 million, or $0.25 per share, compared with $21.6 million, or $0.15 per share, for the same period in 2013. Adjusted Net Income was $36.0 million, or $0.24 per share, compared with $31.9 million, or $0.22 per share, for Q2 2013.  The increase in Adjusted Net Income was driven primarily by higher revenue and lower income taxes, partially offset by higher depletion.

Adjusted Net Income Reconciliation — Q2 2013 to Q2 2014

(expressed in millions)

31.9
14.4
1.6
11.4
0.5
36.0
Adjusted NI Q2 2013
Revenue
Income tax expense
Depletion and depreciation
Other (net)
Adjusted NI Q2 2014

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

(expressed in millions, except per share amounts)4

	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Revenue	$107.7	$104.1	$100.0	$98.8	$93.3	$108.8	$114.1	$105.2
Costs and expenses[5]	60.1	55.4	194.8	50.8	50.8	55.5	135.9	50.2
Operating income (loss)	47.6	48.7	(94.8)	48.0	42.5	53.3	(21.8)	55.0
Other income (expenses)	2.0	1.1	(2.9)	0.7	(8.9)	(4.5)	(0.4)	11.5
Income tax expense (recovery)	12.7	14.4	(17.1)	13.4	12.0	13.4	10.9	14.5
Net income (loss)	36.9	35.4	(80.6)	35.3	21.6	35.4	(33.1)	52.0
Basic earnings (loss) per share	$0.25	$0.24	$(0.55)	$0.24	$0.15	$0.24	$(0.23)	$0.36
Diluted earnings (loss) per share	$0.25	$0.24	$(0.55)	$0.24	$0.15	$0.24	$(0.23)	$0.35
Adjusted EBITDA[6]	87.2	84.8	77.3	80.3	75.2	89.1	93.7	86.2
Adjusted EBITDA[6] per share	$0.58	$0.58	$0.53	$0.55	$0.51	$0.61	$0.65	$0.59
Adjusted Net Income[6]	0.36	35.4	30.5	35.3	31.9	40.6	47.0	45.3
Adjusted Net Income[6] per share	$0.24	$0.24	$0.21	$0.24	$0.22	$0.28	$0.32	$0.31

4Due to rounding, amounts may not calculate.

5Includes impairment charges on royalty, stream, working interests and investments.

6Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 25-28 of this MD&A.

Overview of Financial Performance — Six Months 2014 to Six Months 2013

Revenue and GEOs

The following table outlines Franco-Nevada’s revenue for the six months ended June 30, 2014 and 2013, by commodity, geographical location and type of interest:

	Revenue
For the six months ended June 30,	2014		2013
(expressed in millions)	$	%	$	%
Commodity
Gold	$135.9	64%	$140.1	69%
PGM	26.5	13%	25.1	13%
Other Minerals	7.0	3%	4.8	2%
Oil & Gas	42.4	20%	32.1	16%
	$211.8	100%	202.1	100%

Geography
Canada	$81.2	38%	65.5	32%
United States	39.2	19%	46.3	23%
Mexico	36.3	17%	43.2	21%
Australia	11.1	5%	9.6	5%
Rest of World	44.0	21%	37.5	19%
	$211.8	100%	202.1	100%

Type
Revenue-based	$78.6	37%	85.9	43%
Streams	85.5	41%	81.4	40%
Profit-based	32.5	15%	21.2	10%
Working interests and other	15.2	7%	13.6	7%
	$211.8	100%	202.1	100%

The following table outlines GEOs attributable to Franco-Nevada for the six months ended June 30, 2014 and 2013 by commodity (excluding oil & gas), geographical location and type of interest:

	Gold Equivalent Ounces [1]
	2014		2013 [2]
For the six months ended June 30,	#	%	#	%
Commodity
Gold	105,541	81%	92,387	80%
PGM	19,580	15%	19,387	17%
Other Minerals	5,449	4%	3,204	3%
	130,570	100%	114,978	100%
Geography
Canada	28,916	22%	25,169	22%
United States	30,956	24%	30,221	26%
Mexico	28,155	22%	28,481	25%
Australia	8,504	6%	6,354	5%
Rest of World	34,039	26%	24,753	22%
	130,570	100%	114,978	100%
Type
Revenue-based	53,097	41%	51,082	45%
Streams	65,117	50%	56,743	49%
Profit-based	8,414	6%	4,665	4%
Other	3,942	3%	2,488	2%
	130,570	100%	114,978	100%

(1)       For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 20 of this MD&A.

(2)       For the six months ended June 30, 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in an increase of 3,398 GEOs previously reported.

Oil & gas revenues are not included in the reported GEO numbers.

GEOs were earned from the following asset classes:

	Gold Equivalent Ounces [1]
	2014		2013 [2]
For the six months ended June 30,	#	%	#	%

Gold — United States	21,896	16%	22,889	20%
Gold — Canada	18,091	14%	12,684	11%
Gold — Australia	3,360	3%	3,575	3%
Gold — Rest of World	62,194	48%	53,239	46%
Gold — Total	105,541	81%	92,387	80%
PGM	19,580	15%	19,387	17%
Other minerals	5,449	4%	3,204	3%
	130,570	100%	114,978	100%

Our portfolio is well-diversified with revenue and GEOs being earned from approximately 47 different mineral interests in various jurisdictions.

GEO Reconciliation — Six Months 2013 to Six Months 2014

Average Commodity Prices

		Six Months ended June 30,
Averages		2014	2013	Variance
Precious Metals(1)
Gold	($/oz)	$1,291	$1,522	(15.2)%
Silver	($/oz)	20.05	26.64	(24.7)%
Platinum	($/oz)	1,438	1,549	(7.2)%
Palladium	($/oz)	780	726	7.3%
Exchange Rates(2)
CAD		0.9117	0.9843	(7.4)%

(1)       Based on London PM Fix

(2)       Based on Bank of Canada noon rates

Gold

GEOs earned from gold assets increased by 14.2% to 105,541 GEOs from 92,387 GEOs in 2013. Overall gold revenue decreased by 3.0% to $135.9 million from $140.1 million for 2013. The decrease is due to the lower average gold price partially offset by revenue from recent acquisitions (Sabodala and Kirkland Lake). For 2014, we earned 8,413 GEOs from our gold NPIs compared with 4,687 GEOs from gold NPIs in the same period of 2013.

U.S. assets produced 21,896 GEOs and generated $27.7 million in revenue, representing a decrease of 993 GEOs, or 4.3%, and a decrease in revenue of $7.5 million, or 21.3%, respectively, over 2013.  The largest decreases were attributable to Gold Quarry (1,987 GEOs and $4.6 million in revenue) due to a reduction in the minimum royalty provision when compared to 2013, Marigold (1,486 GEOs and $2.8 million in revenue) and other U.S. assets (269 GEOs and $0.4 million in revenue), due to lower production and the impact of a lower average gold price, and Hollister (455 GEOs and $0.7 million in revenue) due to the project being put on care and maintenance by the operator. These decreases were offset by higher GEOs from Goldstrike (2,993 GEOs and $1.0 million in revenue) and Bald Mountain (211 GEOs and nil in revenue) due to higher production levels.

Canadian assets produced 18,091 GEOs and generated $23.3 million in revenue in the period, an increase of 5,407 GEOs, or 42.6%, and $4.5 million, or 23.9%, in revenue. The increases were attributable to Detour Lake (3,066 GEOS and $3.9 million in revenue) as it continues to ramp-up operations, Kirkland Lake (1,756 GEOs and $2.3 million in revenue), a recent addition to the portfolio, and Hemlo (1,308 GEOs and $1.3 million in revenue) and Timmins West (799 GEOs and $0.8 million in revenue) both due to higher production levels. These increases were partially offset by lower production from the Sudbury assets (661 GEOs and $1.4 million in revenue) and other Canadian assets (861 GEOs and $2.4 million in revenue).

Australian assets produced 3,360 GEOs and revenue was $4.4 million for the period which was lower than second quarter of 2013 due to lower production from the Duketon and Henty operations.

Rest of world gold assets produced 62,194 GEOs and generated $80.5 million in revenue in the period compared to 53,239 GEOs and $80.7 million in revenue in 2013. The 16.8%  increase in GEOs was due to (i) the Sabodala stream, a Q1 2014 acquisition (11,250 GEOs) (See Portfolio Highlights above); and (ii) Tasiast and Cooke 4 (Ezulwini) due to higher production (752 GEOs). These increases were partially offset by lower production at MWS

(968 GEOs), Subika (590 GEOs), Cerro San Pedro (379 GEOs), Edikan (228 GEOs) and other assets (882 GEOs).

PGM

The prices for platinum and palladium averaged $1,438/oz and $780/oz, respectively, representing a decrease of 7.2% for platinum and an increase of 7.3% for palladium compared with the average prices for 2013.

PGM GEOs produced were 19,580 for the period compared to 19,387 GEOs in 2013 with the associated revenue being $26.5 million and $25.1 million, respectively.  The increase in GEOs is attributable to higher production from Stillwater (1,846 GEOs and $0.7 million in revenue) partially offset by lower GEOs from the Sudbury assets (1,660 GEOs).

Other Minerals

GEOs and revenue generated from other minerals increased due to the start of production at the Peculiar Knob iron-ore project in Australia which generated $4.2 million in revenue for the period and the acquisition of the Osborne royalty in late 2013 which contributed $1.3 million to revenue.

Oil & Gas

Averages ($/bbl)	2014		2013		Variance
Alberta Light	C$	101.65	C$	90.78	12.0%
Quality Differential	C$	(7.06)	C$	(8.28)	(14.7)%
Realized oil price	C$	94.59	C$	82.50	14.6%

Oil & gas revenue was $42.4 million for the first six months of 2014 (94% oil and 6% gas) compared with $32.1 million for the same period of 2013 (94% oil and 6% gas), an increase of 32.1%. The increase is due to higher average oil prices realized in 2014 and lower operating and capital expenditures associated with the Company’s Weyburn NRI.

Revenue from the Weyburn Unit for the quarter increased by 36.4% to $33.0 million (2013 - $24.2 million) with $22.3 million earned from the NRI (2013 - $13.7 million), $8.9 million earned from the working interest (2013 - $8.9 million) and $1.8 million earned from the overriding royalties (2013 - $1.6 million). Actual realized price from the NRI was C$95.65/boe for the quarter, up 16.4% from the average price of C$82.15/boe for the first half of 2013.

Costs and Expenses

Costs and expenses for the period were $115.5 million compared to $106.3 million in 2013. The following table provides a list of the costs and expenses incurred for the six months ended June 30, 2014 and 2013.

	Six months ended June 30,
(expressed in millions)	2014	2013	Variance
Costs of sales	$29.8	$29.0	$0.8
Depletion and depreciation	75.7	62.6	13.1
Corporate administration	8.7	7.3	1.4
Business development	1.3	1.5	(0.2)
Subtotal	115.5	100.4	15.1
Impairment of investments	—	5.9	(5.9)
	$115.5	$106.3	$9.2

Costs of sales, which comprises the cost of GEOs purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $29.8 million for the first six months of 2014 compared with $29.0 million for the same period in 2013. The increase of $0.8 million is attributable to higher cost of stream sales of $2.0 million partially offset by lower net proceeds taxes of $1.0 million due to lower revenue being earned in jurisdictions with these tax regimes and lower oil & gas production taxes and operating and capital costs of $0.2 million. So far for 2014, Franco-Nevada has received 65,117 GEOs under our stream agreements compared to 56,743 GEOs received in 2013.

Depletion and depreciation totaled $75.7 million compared to $62.6 million in the prior period. The increase of $13.1 million is due, in part to, recent acquisitions, Sabodala ($6.9 million), Kirkland Lake ($1.4 million) and Osborne ($1.0 million), as well as higher depletion on Goldstrike ($2.9 million) and other assets ($0.9 million) due to higher production and Subika ($2.1 million) due to a deduction in the ounces attributable to the NSR. In addition, depletion on Palmarejo was higher as the units-of-production calculation was adjusted to reflect the proposed restructuring ($2.7 million). These increases were partially offset by lower depletion on oil & gas assets ($1.9 million), the Sudbury assets ($1.6 million) and Gold Quarry ($1.3 million).

Corporate administration expenses increased to $8.7 million, representing 4.1% of revenue, from $7.3 million in 2013. The increase is due to mark-to-market adjustment associated with Franco-Nevada’s Deferred Share Unit Plan and stock-based compensation expense.

Business development expenses were $1.3 million and $1.5 million for the six months ended June 30, 2014 and 2013, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange and other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held as investments and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other income for the period was $2.1 million compared to expenses of $14.0 million in 2013. The following table provides a list of the other income/expenses incurred for the six months ended June 30, 2014 and 2013.

	Six months ended June 30,
(expressed in millions)	2014	2013	Variance
Foreign exchange gain (loss)	$—	$(2.9)	$2.9
Mark-to-market gain (loss) on warrants	2.3	(9.1)	11.4
Loss on sale of gold	(0.2)	(2.0)	1.8
	$2.1	$(14.0)	$16.1

Foreign exchange gains and losses include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange and other income was $2.1 million in the period (2013 — expenses of $14.0 million) which was comprised of $nil related to foreign exchange gains on intercompany debt securities (2013 — losses of $2.9 million), $2.3 million in mark-to-market gains related to warrants of small to mid-sized publicly-listed resource companies (2013 — losses of $9.1 million) and a $0.2 million loss on the sale of gold (2013 — loss of $2.0 million).

Finance Costs and Finance Income

Finance income was $1.8 million (2013 - $1.7 million) for the period which was earned on our cash equivalents and/or short-term investments.  The increase in finance income was due to higher cash balances invested in 2014 partially offset with a larger U.S. dollar balance, which earns a lower interest rate, when compared to 2013. Finance expenses were $0.8 million (2013 - $1.1 million) and consist of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were in line with 2013 and were comprised of standby fees of $0.6 million (2013 - $0.6 million) and amortization of issuance costs were $0.2 million (2013 - $0.2 million). The Company expensed $0.3 million related to a previous credit facility in 2013.

Income Taxes

Franco-Nevada had an income tax expense of $27.1 million (2013 — $25.4 million) for the period comprised of a current income tax expense of $17.5 million (2013 - $22.2 million) and a deferred income tax expense of $9.6 million (2013 — $3.2 million) related to our Canadian and Mexican entities. The Company’s effective tax rate decreased to 27.3%, from 30.8% in 2013, due a shift in income to lower tax jurisdictions and the impact of the indexation of mineral properties in Mexico.

Net Income

Net income for the quarter was $72.3 million, or $0.49 per share, compared with $57.0 million, or $0.39 per share, for the same period in 2013. Adjusted Net Income was $70.3 million, or $0.48 per share, compared with $72.5 million, or $0.49 per share, for the six months of 2013. The decrease in Adjusted Net Income was driven primarily by higher depletion, partially offset by a higher revenue and lower other expenses.

Adjusted Net Income Reconciliation — Six Months 2013 to Six Months 2014

(expressed in millions)

72.5
9.7
1.7
1.4
13.1
1.9
70.3
Adjusted NI 6 Mths 2013
Revenue
Foreign exchange and other
Income tax expense
Depletion and depreciation
Other (net)
Adjusted NI 6 Mths 2014

Non-IFRS Financial Measures

Adjusted EBITDA for the three and six months ended June 30, 2014 and 2013 is presented by commodity, location and type of interest below:

	Adjusted EBITDA
For the three months ended June 30,	2014		2013
(expressed in millions)	$	%	$	%
Commodity
Gold	$52.0	60%	50.0	66%
PGMs	11.0	13%	6.6	9%
Other	3.7	4%	2.7	4%
Oil & Gas	20.5	23%	16.0	21%
	$87.2	100%	75.2	100%

Geography
Canada	$37.3	43%	17.8	24%
United States	15.9	18%	24.4	32%
Mexico	11.9	14%	14.1	19%
Australia	5.6	6%	4.7	6%
Rest of World	16.5	19%	14.2	19%
	$87.2	100%	75.2	100%

Type
Revenue-based	$36.5	42%	41.1	55%
Streams	28.1	33%	22.8	30%
Profit-based	15.1	16%	4.2	6%
Working interests and other	7.5	9%	7.1	9%
	$87.2	100%	75.2	100%

	Adjusted EBITDA
For the six months ended June 30,	2014		2013
(expressed in millions)	$	%	$	%
Commodity
Gold	$107.6	63%	114.5	70%
PGMs	20.8	12%	18.3	11%
Other	6.8	4%	4.6	3%
Oil & Gas	36.8	21%	26.9	16%
	$172.0	100%	164.3	100%

Geography
Canada	$68.0	40%	52.4	32%
United States	36.1	21%	42.0	26%
Mexico	23.5	13%	30.3	18%
Australia	10.6	6%	9.2	6%
Rest of World	33.8	20%	30.4	18%
	$172.0	100%	164.3	100%

Type
Revenue-based	$72.3	42%	81.4	50%
Streams	56.5	33%	54.7	33%
Profit-based	28.7	16%	16.3	10%
Working interests and other	14.5	9%	12.0	7%
	$172.0	100%	164.3	100%

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions, except per share amounts)	2014	2013	2014	2013
Net Income	$36.9	$21.6	$72.3	$57.0
Income tax expense	12.7	12.0	27.1	25.4
Finance costs	0.4	0.4	0.8	1.1
Finance income	(1.1)	(0.8)	(1.8)	(1.7)
Depletion and depreciation	39.6	28.2	75.7	62.6
Impairment of investments	—	4.5	—	5.9
Foreign exchange (gains)/losses and other (income)/expenses	(1.3)	9.3	(2.1)	14.0
Adjusted EBITDA	$87.2	$75.2	$172.0	$164.3
Basic Weighted Average Shares Outstanding	147.3	146.8	147.3	146.8
Adjusted EBITDA per share	$0.59	$0.51	$1.17	$1.12

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

(expressed in millions, except per share amounts	Three months ended June 30,		Six months ended June 30,
and Margin)	2014	2013	2014	2013
Net Income	$36.9	$21.6	$72.3	$57.0
Income tax expense	12.7	12.0	27.1	25.4
Finance costs	0.4	0.4	0.8	1.1
Finance income	(1.1)	(0.8)	(1.8)	(1.7)
Depletion and depreciation	39.6	28.2	75.7	62.6
Impairment of investments	—	4.5	—	5.9
Foreign exchange (gains)/losses and other (income)/expenses	(1.3)	9.3	(2.1)	14.0
Adjusted EBITDA	$87.2	$75.2	$172.0	$164.3
Revenue	107.7	93.3	211.8	202.1
Margin	81.0%	80.6%	81.2%	81.3%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions, except per share amounts)	2014	2013	2014	2013
Net Income	$36.9	$21.6	$72.3	$57.0
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax	(0.3)	1.9	—	2.1
Mark-to-market changes on derivatives, net of income tax	(0.6)	4.4	(2.0)	7.9
Impairment of investments, net of income tax	—	4.0	—	5.2
Credit facility costs written off, net of income tax	—	—	—	0.3
Adjusted Net Income	$36.0	$31.9	$70.3	$72.5
Basic Weighted Average Shares Outstanding	147.3	146.8	147.3	146.8

Basic EPS	$0.25	$0.15	$0.49	$0.39
Foreign exchange(gains)/losses and other (income)/expenses, net of income tax	—	0.01	—	0.01
Mark-to-market changes on derivatives, net of income tax	(0.01)	0.03	(0.01)	0.05
Impairment of investments, net of income tax	—	0.03	—	0.04
Adjusted Net Income per share	$0.24	$0.22	$0.48	$0.49

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $80.8 million and $66.2 million for the three months ended June 30, 2014 and 2013, respectively. The increase was attributable to higher revenues earned in 2014 compared to 2013.

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $158.0 million and $143.5 million for the six months ended June 30, 2014 and 2013, respectively. The increase was attributable to higher revenues earned in 2014 compared to 2013.

Investing Activities

Cash used in investing activities was $3.5 million for the quarter compared to cash provided by investing activities of $1.8 million in the same period of 2013. The decrease was due to higher royalty and other asset acquisitions in 2014 when compared to 2013.

For the six months ended June 30, 2014, cash used in investing activities was $138.1 million compared to $40.9 million for the same period of 2013. The increase was due to higher royalty and other asset acquisitions in 2014 partially offset by lower proceeds from the sale of short-term investments.

The Company invests its excess funds in various treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at June 30, 2014, the investments had various maturities upon acquisition of between 70 and 93 days.  Accordingly, as at June 30, 2014, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months upon acquisition are classified as “short-term investments”.

Financing Activities

Net cash used in financing activities was $21.1 million for the quarter compared to $23.9 million for 2013. The decrease is due to lower cash dividends being paid to shareholders with an increase in the number of shareholders electing to receive shares under the Company’s Dividend Reinvestment Plan (“DRIP”).

Financing activities used $43.4 million in cash in the six months ended June 30, 2014 compared to $49.8 million due to the lower cash dividends paid to shareholders with the adoption of the DRIP, which became effective for the October 2013 dividend payment.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure we have is with respect to the Canada/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.8888 to $0.9422, closing the period at $0.9367. The Mexican peso traded in a range of $0.07402 to $0.07784 and the Australian dollar traded between $0.8712 and $0.9430.

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

As at June 30, 2014, our cash, cash equivalents and short-term investments totaled $716.0 million (December 31, 2013 - $788.0 million).  In addition, we held investments at June 30, 2014 with a combined value of $54.8 million (December 31, 2013 - $38.2 million), of which $49.9 million was held in publicly traded equity instruments (December 31, 2013 - $29.7 million).  Working capital as at June 30, 2014 was $815.8 million (December 31, 2013 - $861.2 million). The decrease is largely the result of acquisitions (See Portfolio section above) and the payment of dividends, partially offset by cash generated from normal ongoing operations.

Our near-term cash requirements include funding of the Cobre Panama stream commitment, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the Cobre Panama stream agreement, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

Franco-Nevada has certain ore and refined gold purchase commitments related to its stream agreements once the ore is produced from the mining activities.

Cobre Panama Precious Metals Stream

On August 20, 2012, Franco-Nevada announced the acquisition of a precious metals stream on Inmet’s 80% interest in the Cobre Panama copper project in Panama. Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion (Inmet, now First Quantum, owns 80% of the project).  Franco-Nevada expects to fund the $1.0 billion in stages over a three year period. Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper-in-concentrate produced from the Cobre Panama project.

In March 2013, Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”). Following the acquisition, First Quantum undertook a complete review of the Cobre Panama project and released the results in January 2014 which included a larger project with installed capacity approximately 17% higher than the Inmet plan and a revised development timeframe with first concentrate production expected in the fourth quarter of 2017.  First Quantum has requested changes under the security and reporting requirements of the agreement which Franco-Nevada is currently considering to achieve a mutually beneficial outcome. Franco-Nevada expects to fund approximately $200.0 million later in 2014 in connection with our Cobre Panama stream agreement.

Capital Resources

As of August 6, 2014, the entire amount of $500.0 million, or its Canadian dollar equivalent, is available under our credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio.  On March 19, 2014, Franco-Nevada extended its credit facility for an additional two years which amended the expiry of the credit facility to March 19, 2019. As of August 6, 2014, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 3.20%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $0.3 million (2013 - $0.3 million) and $0.6 million (2013 - $0.6 million) were incurred and paid for the three and six months ended June 30, 2014.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in notes 2 and 3 of our most recent annual consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares is included in our Annual Information Form for the year ended December 31, 2013, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of August 6, 2014, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	147,479,955
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,134,358
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(3)	34,232
Issuable upon exercise of special warrant(4)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	128,616
Diluted common shares	158,287,930

Notes:

(1)  The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)  There were 2,134,358 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$57.57 per share.

(3)  In connection with the acquisition of Gold Wheaton, Franco-Nevada reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share.  To date, 668,146 Gold Wheaton stock options have been exercised and 28,320 Gold Wheaton stock options have expired.

(4)  In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied earlier in 2014.

Franco-Nevada has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect Franco-Nevada in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years.  The marketability and price of metals, minerals, oil & gas on properties for which we hold interests will be influenced by numerous factors beyond our control and which may have a material and adverse effect on our profitability, results of operations and financial condition.

Significance of the Palmarejo Gold Stream and Weyburn Unit

The Weyburn Unit and, while the minimum obligation remains outstanding, the Palmarejo gold stream are expected to be significant revenue-producers to Franco-Nevada.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these operations and the associated portions over which we have a stream and/or royalty interests, could have material and adverse effects on our profitability, results of operations and financial condition. The existing minimum royalty under the Palmarejo gold stream to deliver 50,000 ounces per annum, payable monthly, is projected to reach its 400,000 ounce cap sometime in 2016.

Foreign Currency Fluctuations

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on our profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, we may suffer losses due to foreign currency rate fluctuations.

Franco-Nevada operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During the first half of 2014, the foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and six months ended June 30, 2014, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Cautionary Statement on Forward Looking Information

This MD&A contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of our PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A as well as Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and contained in Franco-Nevada’s Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.